

大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2002'03/UOB2003/UOB-A18-UOBVancouver/sc/atl

25 July 2003

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA


03029141

LIQUIDATION OF A SUBSIDIARY

Dear Sir

We enclose a copy of our Announcement dated 25 July 2003 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

dlw 8/11



UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

LIQUIDATION OF A SUBSIDIARY

Singapore, 25 July 2003 – United Overseas Bank Limited ("UOB") wishes to announce that its wholly-owned subsidiary United Overseas Bank (Canada) has commenced member's voluntary liquidation following the transfer of its banking operations to UOB's Vancouver Branch. The liquidation is part of the on-going rationalisation of the operations of the UOB group of companies.



Vivien Chan
Company Secretary